UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 001-38047

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent‑A‑Center, Inc. 401(k) Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Governance Committee and Plan Participants
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
Plano, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
We have served as the Plan’s auditor since 2017.

Minneapolis, Minnesota
June 28, 2019

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017
ASSETS
Investments, at fair value:
Mutual funds	$155,462,121	$176,226,687
Common stock	11,784,102	12,868,108
Stable value fund	11,126,064	10,858,757
Total investments, at fair value	178,372,287	199,953,552

Cash	89,366	259,682

Receivables:
Participant contributions	226,751	311,073
Employer contributions	97,384	133,309
Notes receivable from participants	12,740,781	12,729,219
Due from broker	40,942	122,400
Accrued income	17,127	16,132
Total receivables	13,122,985	13,312,133
Total assets	191,584,638	213,525,367

LIABILITIES
Due to broker	27,000	130,334
Corrective distributions	144,277	166,301
Operating payables	149,569	189,880
Total liabilities	320,846	486,515

NET ASSETS AVAILABLE FOR BENEFITS	$191,263,792	$213,038,852

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2018

Additions to net assets available for benefits attributable to:
Dividends	$9,648,032
Net depreciation in fair value of investments	(14,546,772)
(4,898,740)

Interest income on notes receivable from participants	504,340

Contributions
Participants	14,487,970
Employer	5,941,785
Rollovers	472,427
Total contributions	20,902,182
Total additions	16,507,782

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	37,182,169
Administrative expenses	844,822
Transfers from plan	255,851
Total deductions	38,282,842
Net decrease in net assets	(21,775,060)
Net assets available for benefits
Beginning of year	213,038,852
End of year	$191,263,792

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective October 1, 1997, has been amended throughout the years, and most recently amended effective January 1, 2017. The Plan is a defined contribution plan covering all U.S. employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company serves as the Plan Sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee, which monitors and determines the Plan's structure, participant demographics, investment offerings and performance, and other administrative issues. INTRUST Bank, N.A. (INTRUST) is the Trustee of the Plan, and NestEgg Consulting Inc. (NestEgg), an affiliate of Intrust, is the Recordkeeper of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $18,500 of their annual compensation (plus a $6,000 catch-up deferral for employees over 50 years of age) for 2018. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2018. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for the Plan year ended December 31, 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $121,000 and $195,000 as of December 31, 2018 and 2017, respectively. Forfeitures of $223,000 were used to offset the Company's matching contributions during the year ended December 31, 2018. Forfeitures of $232,000 were used to pay plan administrative expenses during the year ended December 31, 2018.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Company stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document. As of December 31, 2018 and 2017, withdrawals of $71,095 and $205,286, respectively, had been requested by participants of the Plan but had not yet been paid.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant's account and bear interest at the prime rate fixed at the time of the loan. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 5.5% at December 31, 2018. Participant loans have various maturity dates ranging from 2019 to 2033.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to plan administration are paid by the Plan primarily using forfeitures.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2018 and 2017.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded.

The stable value fund is a collective trust, and is valued at the Net Asset Value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Mutual funds	$155,462,121	$—	$—	$155,462,121
Common stock	11,784,102	—	—	11,784,102
Collective trust investment - Stable value fund	—	11,126,064	—	11,126,064
Subtotal	$167,246,223	$11,126,064	$—	$178,372,287

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Mutual funds	$176,226,687	$—	$—	$176,226,687
Common stock	12,868,108	—	—	12,868,108
Collective trust investment - Stable value fund	—	10,858,757	—	10,858,757
Subtotal	$189,094,795	$10,858,757	$—	$199,953,552

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective May 30, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (Code). The Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Plan Sponsor’s common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

During the year ended December 31, 2018, the Plan incurred approximately $411,000 and $434,000 of fees associated with services provided by INTRUST and NestEgg, respectively, both of which qualify as party-in-interest transactions.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2018	2017

Net assets available for benefits per the financial statements	$191,263,792	$213,038,852
Amounts allocated to withdrawing participants	(71,095)	(205,286)
Loans deemed as distributed	(110,266)	(40,509)
Corrective distributions	144,277	166,301
Net assets available for benefits per the Form 5500	$191,226,708	$212,959,358

The following is a reconciliation of net change in the net assets per the financial statements to net loss per the Form 5500 for the year ended December 31, 2018:

Net decrease in net assets per the financial statements	$(21,775,060)
Net adjustments from amounts allocated to withdrawing participants	134,191
Net adjustment from loans deemed as distributed	(69,757)
Net adjustment from corrective distributions	(22,024)
Net loss per the Form 5500	$(21,732,650)

NOTE H - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 28, 2019, the date the financial statements were issued. No adjustments or additional disclosures were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL SCHEDULE

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

EIN: 45-0491516
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Invesco Funds	Small Cap Value Fund	$2,432,763
	Eagle Funds	Small Cap Growth Fund	3,705,831
	JP Morgan Funds	Small Cap Equity Fund	6,377,143
	Vanguard Funds	Small Cap Index Fund	1,452,100
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	18,587,282
	Principal Funds	Mid Cap Value Fund	2,711,743
	Vanguard Funds	Mid Cap Index Fund	5,005,398
	John Hancock Funds	Disciplined Value Fund	10,048,063
	T. Rowe Price Funds	Growth Stock Fund	13,869,214
	Vanguard Funds	500 Index Fund	9,762,171
	iShares MSCI EAFE	International Index Fund	4,733,624
	Oppenheimer Funds	Developing Markets Fund	895,733
	Vanguard Funds	Total International Stock Index Fund	1,056,609
	MFS Funds	Lifetime 2055 Fund	5,944,853
	MFS Funds	Lifetime 2045 Fund	4,906,359
	MFS Funds	Lifetime 2035 Fund	2,847,154
	MFS Funds	Lifetime 2025 Fund	2,127,626
	American Century Funds	Inflation-Adjusted Bond Fund	891,912
	JP Morgan Funds	Core Plus Bond Fund	7,919,795
	Vanguard Funds	Total Bond Market Index Fund	1,035,920
	MFS Funds	Lifetime 2050 Fund	13,220,427
	MFS Funds	Lifetime 2040 Fund	18,017,558
	MFS Funds	Lifetime 2030 Fund	10,613,664
	MFS Funds	Lifetime 2020 Fund	5,772,952
	MFS Funds	Lifetime Retirement Income Fund	1,526,227
*	Rent-A-Center, Inc.	Common Stock	11,784,102
	Wells Fargo Funds	Stable Value Fund E	11,126,064
	Total investments		178,372,287

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 5.5% maximum and maturing from 2019 to 2033	12,630,516

	Total, at fair value		$191,002,803
* Represents a party-in-interest.

Note:  Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT
SAVINGS PLAN

		By:	RENT-A-CENTER, INC.
Plan Administrator

Date:	June 28, 2019	By:	/s/ Dawn M. Wolverton
Dawn M. Wolverton
Interim General Counsel

EXHIBIT INDEX

Exhibit                     Exhibit
Number                    Description

23.1*                Consent of CliftonLarsonAllen LLP
______________________________________________________________________________________________________
* Filed herewith.